Exhibit 3

Exhibit 3
RESULTS 2Q17
J u l y 2 6 , 2 0 1 7

Forward looking information
This presentation contains forward-looking statements. In some cases, these statements can be identified by the use of forward-looking words such as
“may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect CEMEX Latam Holdings, S.A.’s (“CLH”) current expectations and projections about future events based on CLH’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CLH’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CLH or its subsidiaries, include, but are not limited to, the cyclical activity of the construction sector; CLH’s exposure to other sectors that impact CLH’s business, such as the energy sector; competition; general political, economic and business conditions in the markets in which CLH operates; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CLH’s ability to satisfy its debt obligations and CEMEX, S.A.B. de C.V.’s (“CEMEX”) ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; expected refinancing of CEMEX’s existing indebtedness; the impact of CEMEX’s below investment grade debt rating on CLH’s and CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales and fully integrate newly acquired businesses; achieve cost-savings from CLH’s cost-reduction initiatives and implement
CLH’s pricing initiatives for CLH’s products; the increasing reliance on information technology infrastructure for CLH’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CLH’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CLH’s business. The information contained in these presentations is subject to change without notice, and CLH is not obligated to publicly update or revise forward-looking statements. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CLH’s prices for CLH’s products.
UNLESS OTHERWISE NOTED, ALL CONSOLIDATED FIGURES ARE PRESENTED IN DOLLARS AND ARE BASED ON THE FINANCIAL
STATEMENTS OF EACH COUNTRY PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS.
Copyright CEMEX Latam Holdings, S.A. and its subsidiaries.

Financial Results Summary


Net Sales
(US$M)
-4%
672
643
-12%
356
314
6M16
6M17
2Q16
2Q17
Operating EBITDA
(US$M)
- 26%
226
168
-39%
123
75
6M16
6M17
2Q16
2Q17
Margin EBITDA
(%)
-7.5pp
33.6%
26.1%
-10.5pp
34.4%
23.9%
6M16
6M17
2Q16
2Q17

3

Consolidated Volumes and Prices
Domestic gray cement
Ready-mix concrete
Aggregates
6M17vs. 2Q17 vs. 2Q17 vs. 6M16 2Q16 1Q17
Volume 0% -3% -2% Price (USD) -8% -12% -4% Price (LtL1) -9% -11% -3%
Volume -5% -13% -5% Price (USD) 3% -1% -3% Price (LtL1) 1% 0% -1%
Volume -4% -9% 1% Price (USD) -2% -10% -7% Price (LtL1) -4% -9% -6%
(1) Like-to-like prices adjusted for foreign-exchange fluctuations
Our consolidated volumes for our three core products decreased during 2Q17, mainly as a result of fewer working days, and weaker demand conditions in Colombia
This quarter, our daily cement dispatches increased
in all of our operations with the exception of Colombia and Nicaragua
Our cement prices declined by 11% and 3% in 2Q17,
in local currency terms1, against those of 2Q16 and 1Q17, respectively, mainly as a result of intense competitive dynamics in Colombia

EBITDA Variation YTD 17
-26%
226 -7
-53
7 -3 -5 2 168
EBITDA Vol Price O. Costs Dist SG&A Fx EBITDA YTD16 YTD17
33.6% 26.1% - 7.5pp
EBITDA EBITDA Margin Margin YTD16 YTD17

REGIONAL HIGHLIGHTS
R e s u l t s 2 Q 1 7

Results Highlights Colombia

Colombia – Results Highlights
Financial
Summary
US$ Million
Volume
Price
(Local Currency)
6M17 6M16 % var 2Q17 2Q16 % var
Net Sales 291 339 -14% 135 182 -26%
Op. EBITDA 60 116 -48% 23 61 -63%
as % net
sales 20.7% 34.2% (13.5pp) 16.7% 33.5% (16.8pp)
6M17 vs. 6M16 2Q17 vs. 2Q16 2Q17 vs. 1Q17
Cement -5% -9% -4%
Ready mix -14% -23% -9%
Aggregates -17% -26% -12%
6M17 vs. 6M16 2Q17 vs. 2Q16 2Q17 vs. 1Q17
Cement -20% -23% -8%
Ready mix 0% -2% -3%
Aggregates 4% 4% 3%
National cement dispatches remain subdued.
We estimate that during 2Q17, daily national cement dispatches decreased by 2.6% compared to those of 2Q16
Competitive dynamics intensified during 2Q17,
resulting in significant cement price drops across the country
Our cement market position has remained stable
since the price erosion began in 2H16
Our cost containment efforts partially offset the EBITDA decline

Colombia – Residential Sector
In recent months we finished the casting of over 1,000 social interest ready-mix concrete homes, and are advancing works for 4,000 more concrete dwellings
Challenging economic conditions have affected middle and high income housing developments
Social interest housing sales and initiations grew by double digit rates during the January-May period, on a year-over-year basis
Cement demand from residential sector is expected to decrease in the low single digits during 2017

Colombia – Infrastructure Sector
As of June 30th CLH had secured1 the supply for: 39% of the functional units (4G’s and PPP’s)
34% of the cement requirements
(1) Refers to those functional units which have contracted cement and ready-mix so far
Infrastructure works should drive cement demand in 2017,
mainly as a consequence of:
- Initial works of 4G program, specially in 2H17
- Higher project execution by local and regional administrations
- Increased disbursements from the royalties fund
According to the National Infrastructure Agency2:
- 17 projects from the 4G program have officially started construction works
- 5 more are in pre-construction phase
Cement demand from infrastructure projects should grow ~4% in 2017

(2) Agencia Nacional de Infraestructura (ANI)

Results Highlights Panama

Panama – Results Highlights
Financial
Summary
US$ Million
Volume
Price
(Local Currency)
6M17 6M16 % var 2Q17 2Q16 % var
Net Sales 141 130 9% 72 67 6%
Op. EBITDA 58 58 0% 27 33 -19% as % net sales 40.9% 44.6% (3.7pp) 37.6% 49.5% (11.9pp)
6M17 vs. 6M16 2Q17 vs. 2Q16 2Q17 vs. 1Q17 Cement 9% 9% 1% Ready mix 23% 18% -2% Aggregates 19% 10% 1%
6M17 vs. 6M16 2Q17 vs. 2Q16 2Q17 vs. 1Q17 Cement 0% -1% 0% Ready mix 0% -1% 0% Aggregates 0% -1% -2%
Cement, ready-mix and aggregates volumes grew
during 2Q17,compared to those of 2Q16
Prices for our three core products remained practically flat during 2Q17 and 1H17 on a year-over-year basis
EBITDA and EBITDA margin declined during the quarter,
compared to those of 2Q16, as a result of maintenance activities, a product-mix effect, and higher fuel costs

Panama – Sector Highlights
Construction industry has benefited from government efforts to enhance infrastructure and reduce the housing deficit
Infrastructure and residential sectors were the main drivers of cement demand in 2Q17
Demand from social and middle income housing projects remained strong this quarter
Tender offers for the 4th bridge over the Canal already presented.
It is likely that execution for the project could start in early 2018

Results Highlights Costa Rica

Costa Rica – Results Highlights
Financial
Summary
US$ Million
Volume
Price
(Local Currency)
6M17 6M16 % var 2Q17 2Q16 % var
Net Sales 77 82 -6% 39 43 -8%
Op. EBITDA 27 35 -22% 15 18 -16% as % net sales 35.2% 42.5% (7.3pp) 38.0% 41.4% (3.4pp)
6M17 vs. 6M16 2Q17 vs. 2Q16 2Q17 vs. 1Q17 Cement -2% -5% 1% Ready mix -7% -4% 3% Aggregates 26% 55% 74%
6M17 vs. 6M16 2Q17 vs. 2Q16 2Q17 vs. 1Q17 Cement -4% -4% 0% Ready mix -13% -12% 1% Aggregates -49% -61% -31%
In 2Q17, daily dispatches for our three core products increased, versus 2Q16 levels
On a sequential basis, our cement, ready-mix and aggregates volumes increased, despite the effect of Easter holidays
EBITDA margin declined 3.4pp
in 2Q17 vs.2Q16, mostly explained by lower cement prices and a mix effect reflecting lower sales of VAPs1

(1) Value added products

Costa Rica– Sector Highlights
The improving construction prospects in all demand sectors, and the progress we have made in our value before volume strategy, make us cautiously optimistic with regards to our operations in Costa Rica
We expect cement volumes for infrastructure to grow ~13%
as the government resumes some projects in advance of the presidential elections
Cement demand for housing, and industrial and commercial sectors should increase 1% in 2017 During the 2H17 demand for our products should be driven by the execution of :
- Oxígeno project
- Northern Beltway
- Route 32
- APM port terminal

Results Highlights Rest of CLH

Rest of CLH – Results Highlights
Financial
Summary
US$ Million
Volume
Price
(Local Currency)
6M17 6M16 % var 2Q17 2Q16 % var
Net Sales 148 133 11% 75 71 6%
Op. EBITDA 47 44 5% 23 25 -9% as % net sales 31.6% 33.4% (1.8pp) 30.3% 35.2% (4.9pp)
6M17 vs. 6M16 2Q17 vs. 2Q16 2Q17 vs. 1Q17 Cement 12% 6% 0% Ready mix 30% 32% 24% Aggregates 87% 128% 48%
6M17 vs. 6M16 2Q17 vs. 2Q16 2Q17 vs. 1Q17 Cement -1% -2% 1% Ready mix -10% -10% -1% Aggregates -11% -13% -9%
In 2Q17, we reached the highest ever cement volumes in the Rest of CLH region, despite the Easter holidays and adverse weather conditions
Cement, ready-mix and aggregates volumes increased by 6%, 32% and 128% in 2Q17, respectively, over those of 2Q16
EBITDA Margin decline 4.9pp
in 2Q17 vs.2Q16, mostly explained by lower cement volumes and prices in Nicaragua, as well as a product-mix effect reflecting higher ready-mix and aggregates volumes

Rest of CLH – Nicaragua highlights
Despite of our positive performance, we remain cautious given some perceived vulnerabilities of the country’s external accounts
We estimate that construction of roads and hospitals,
should drive demand for our products during the second half of the year.
Regional and local construction activities should remain strong, in anticipation of local elections and Central American Games in December
Construction works for new residential projects have slowed down in recent months

Rest of CLH – Guatemala highlights
Despite lower volumes for our three core products as a result of Easter, our EBITDA remained flat during 2Q17, on a year over year basis
Our daily cement dispatches increased by 2% during 2Q17
above 2Q16 levels
Residential, and industrial and commercial continue to be the main cement demand drivers, whereas demand from public works remains dull 20

FREE CASH FLOW
2 Q 1 7 R e s u l t s

We will continue with disciplined working capital management
2015 21
15 12
2
1Q 2Q 3Q 4Q
Working Capital Balance
(Average Days)
2016 2017
In 2Q17, CLH reduced its quarterly average working capital investment by
US$27 million1
2
-1 - 6 - 14 - 11 - 9
1Q 2Q
3Q
2Q 1Q
4Q
(1) Compared to that of the same period in 2016

Free Cash Flow
US$ Million 6M17 6M16 % var 2Q17 2Q16 % var
Operating . EBIT EBITDA 168 226 -26% 75 123 -39%
- Net Financial Expense 32 29 15 14
- Maintenance Capex 23 22 14 18
- Change in Working Cap -12 -22 -35 -32
- Taxes Paid 65 64 43 51
- Other Cash Items (net) 2 6 -2 2
Free Cash Flow
Free Cash Flow 58 127 -55% 40 70 -43%
After Maintenance Capex
- Strategic Capex 28 76 12 45
Free Free Cash Cash Flow Flow 30 51 -42% 28 25 12%
Free cash flow after strategic Capex increased to US$28 M during the second quarter
The negative effect from the EBITDA variation was more than offset by:
- Lower maintenance and strategic    Capex
- A positive variation in working capital
- Lower cash taxes
Net debt was reduced
during 2Q17 to US$897 M

GUIDANCE
2 Q 1 7 R e s u l t s

2017 Guidance
Volume YoY%
Cement Ready - Mix Aggregates
Colombia
0% to -3% -1% to -3% -1% to -3%
Cement Ready - Mix Aggregates
Panama
4% to 6% 7% to 9% 7% to 9%
Cement Ready - Mix Aggregates
Costa Rica
1% to 3% 1% to 3% 7% to 9%
Consolidated volumes in 2017 expected to grow:
+ Cement: 1% to 2%
+ Ready-mix: 0% to 2%
+ Aggregates: 1% to 3%
Maintenance and Strategic Capex in 2017
are expected to be about US$51 M and US$29 M, respectively
Consolidated Cash taxes
are expected to range between US$100 M and US$110 M

Consolidated debt maturity profile
US$ Million
2017 10
2018 310
2023 616
US $936 Million
Total debt as of June 30, 2017
2.5x Net Debt/EBITDA (LTM)1
as of June 30, 2017
(1) Last twelve months to June 2017 26

RESULTS 2Q17
J u l y 2 6 , 2 0 1 7